Exhibit 99.1

FOR IMMEDIATE RELEASE                                                                                                     Monday, March 16, 2020

CELESTICA FILES FORM 20-F

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a leader in design, manufacturing and supply chain solutions for the world’s most innovative companies, today announced that its annual report on Form 20-F for the year ended December 31, 2019 has been filed with the United States Securities and Exchange Commission.

The annual report on Form 20-F can be accessed on the company’s website at http://www.celestica.com in the Investor Relations section. The Form 20-F can also be viewed at http://www.sedar.com and at http://www.sec.gov.

The company’s shareholders are entitled to receive copies of the Form 20-F free of charge. Shareholders can request the document on the Investor Relations section of Celestica’s website at www.celestica.com. Shareholders who have already requested a copy of the Form 20-F will receive this document in the mail.

About Celestica

Celestica enables the world’s best brands. Through our recognized customer-centric approach, we partner with leading companies in aerospace and defense, communications, enterprise, healthtech, industrial, capital equipment, and energy to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

For further information on Celestica, visit www.celestica.com.

Company’s securities filings can be accessed at www.sedar.com and www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements. Such forward-looking statements are predictive in nature and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes to differ materially from the forward-looking statements themselves.  For those statements, we claim the protection of the safe harbor for forward looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in any applicable Canadian securities laws. Forward-looking statements are not guarantees of future actions, events or outcomes. You should understand that the risks, uncertainties and factors which are identified in our various public filings at www.sedar.com and www.sec.gov could affect our future actions, events and outcomes and could cause them to differ materially from those expressed in such forward-looking statements.  Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future.  Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com